FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s proxy statement and proxy card to shareholders dated November 25, 2009.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated November 27, 2009

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 30, 2009

To our Shareholders:

The Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”) will be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on December 30, 2009, at 11:00 a.m. local time (the “Meeting”) for the following purposes:

1.	Report on business for the year ended December 31, 2008 and receive and consider the Auditors’ Report and our Consolidated Financial Statements for the year ended December 31, 2008.

2.	Reappoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders, and authorizing the audit committee of the board of directors to determine the basis of their compensation.

3.	Renominate five members of the board of directors for a one year term.

4.	To extend the term of the employment agreement between Gilat and our Chief Executive Officer and Chairman of the Board of Directors, Mr. Amiram Levinberg, for an additional two years until the end of the term of his service as Chairman of the Board of Directors and under the same terms as currently in effect and to clarify the terms of his option grant of December 30, 2008.

        Pursuant to our Articles of Association, the board of directors has fixed the close of business on November 27, 2009 as the date for determining the holders of record of ordinary shares of the Company entitled to receive notice of and to vote at the Meeting and any adjournments thereof.

        You are cordially invited to attend the Meeting in person, as our board of directors believes that our shareholders should be represented as fully as possible at the Meeting. However, you may instead vote your ordinary shares by proxy as further explained in the attached Proxy Statement. Whether or not you plan to be present, kindly complete and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Meeting and mail it to the address shown on the enclosed proxy. Only proxies that will be received at the indicated address no later than 12:00 p.m., New York City time, on December 28, 2009, will be deemed received in a timely fashion and the votes therein shall be recorded. No postage is required if mailed in the United States. If you attend the Meeting, you can revoke your proxy and vote your shares in person.

        Joint holders of ordinary shares should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names are registered in the Company’s share register.

By Order of the board of directors, Amiram Levinberg Chairman of the board of directors

November 25, 2009

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 30, 2009

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”), par value NIS 0.20 per share, in connection with the solicitation of proxies by the board of directors of the Company for use at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on December 30, 2009, at 11:00 a.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”). The Notice of Meeting, this Proxy Statement and the proxies solicited hereby are first being sent or delivered to our shareholders on or about November 30, 2009.

        At the Meeting, our shareholders will be asked to:

(i)	Report on business for the year ended December 31, 2008 and receive and consider the Auditors’ Report and our Consolidated Financial Statements for the year ended December 31, 2008.

(ii)	Reappoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders, and authorizing the audit committee of the board of directors to determine the basis of their compensation.

(iii)	Renominate five members of the board of directors for a one year term.

(iv)	Extend the term of the employment agreement between Gilat and our Chief Executive Officer and Chairman of the Board of Directors, Mr. Amiram Levinberg for an additional two years until December, 2011, the end of the term of his service as Chairman of the Board of Directors and under the same terms as currently in effect and to clarify the terms of his option grant of December 30, 2008.

        Voting at the Meeting

        Shareholders can vote their ordinary shares at the Meeting in person or by appointing a proxy. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our board of directors. We know of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders included with this Proxy Statement. Ordinary shares represented by executed and unrevoked proxies will be voted on at the Meeting.

        Shareholders who hold their ordinary shares in “street name”, through a broker or other nominee, must request a legal proxy from their broker or other nominee to vote in person at the Meeting.

        Abstentions with respect to any of the matters submitted to shareholders will not be included in the number of shares deemed to have voted on such matters at the Meeting and will therefore have no effect on the outcome of the vote with respect to such matters, although abstentions will be counted to determine if a quorum is present.

        Solicitation of Proxies

        We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

        Revocation of Proxy

        Even after signing and delivering the enclosed proxy card, the proxy may be revoked prior to its being voted, by:

(i)	delivering to us, before the time fixed for the Meeting, a written instrument signed by the shareholder, which instrument, by its terms, revokes the proxy;

(ii)	duly executing a subsequent proxy relating to the same shares and delivering it to us before the time fixed for the Meeting; or

(iii)	attending the Meeting in person and giving written notice of revocation to the Chairman of the Meeting or casting a vote at such meeting prior to the proxy being voted.

        Attendance at the Meeting without complying with the above procedures will not constitute a revocation of a proxy. Any written instrument revoking a proxy should be received, no later than 12:00 p.m., New York City time, on December 28, 2009, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219, Attention: Geraldine Lippman.

        Shareholders Entitled to Vote

        Only holders of record of ordinary shares at the close of business on November 27, 2009, are entitled to receive notice of and to vote at the Meeting. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Our articles of association do not provide for cumulative voting for the election of the directors or for any other purpose.

        Required Votes

        All of the resolutions being proposed to the shareholders require the affirmative vote of a majority of our ordinary shares voted on in person or by proxy at the Meeting.

        The votes of all shareholders voting on the matters, in person or by proxy, will be counted. The count shall not take abstentions into account.

        Quorum

        The presence, in person or by properly executed proxy, of two or more holders of an aggregate of at least one-quarter of the voting power of the Company, is necessary to constitute a quorum at the Meeting. If within one-half of an hour from the time appointed for the Meeting there is not present at the Meeting, in person or by proxy, at least two or more holders of an aggregate of more than one-quarter of the voting power of the Company, a quorum will not be present and the Meeting will be adjourned and reconvened one hour later, at the same place, or at another time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

        Shares Outstanding

        As of October 31, 2009, the Company had 40,217,430 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

        AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS.

CONSIDERATION OF THE AUDITORS’ REPORT AND
THE CONSOLIDATED FINANCIAL STATEMENTS

        Our board of directors recommends that the shareholders receive and consider the Auditors’ Report and the Consolidated Financial Statements of Gilat for the fiscal year ended December 31, 2008. Gilat’s 2008 Consolidated Financial Statements are published and available for review at www.gilat.com. A shareholder interested in receiving a copy free of charge may refer to the Company’s corporate secretary, for such purpose.

        Upon the receipt of a properly signed and dated proxy and compliance with the required quorum, the 2008 Consolidated Financial Statements will be received and considered by the shareholders. No Vote shall be required.

I.	APPOINTMENT OF INDEPENDENT AUDITORS

        Our board of directors recommends that the shareholders reappoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders. Our board of directors further recommends that the shareholders authorize the audit committee of the board of directors to determine the basis of such firm’s compensation.

PROPOSAL NO. 1

        At the Meeting, our board of directors will propose that the following resolution be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, be, and they herby are, reappointed as independent auditors for the Company until the next annual general meeting of the company’s shareholders; and that the audit committee of the board of directors of the Company be, and it hereby is, authorized to determine the compensation of the independent auditors.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

II	RENOMINATION OF FIVE DIRECTORS

        In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission. Our board is composed of a majority of independent directors. Each of our directors, with the exception of our external directors who serve a three-year term, serves an approximately one-year term from one annual general meeting to the next.

        Foreign private issuers, such as our company, are generally permitted to follow home country corporate governance practices instead of the comparable requirements of NASDAQ Marketplace Rules. We do not comply with the NASDAQ requirement regarding the process for the nomination of directors. Instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company’s articles of association. Our practice has been that our director nominees are presented in our proxy statement for election at our annual general meetings of shareholders. Accordingly, our Board of Directors has renominated and proposes the reelection of five current directors.

        In the event that a named director nominee is unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our independent directors and ratified by our Board of Directors. We do not have any understanding or agreement with respect to the future election of the named nominees.

        Nominees for the Board of Directors of the Company

        The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Name	Age

Jeremy Blank	30
Udi Ganani	57
Amiram Levinberg	54
Karen Sarid	58
Izhak Tamir	56

        Jeremy Blank, age 30, is the sole principal of J Blank Management Ltd, a company which provides advisory services to York Capital Management (“York”). Previously, Mr. Blank served as a Vice President within York. York is a private investment fund based in New York with approximately $6 billion in assets under management.  York was founded in 1991 and specializes in value oriented and event driven equity and credit investments.  In addition, Mr. Blank worked as a vice president within Morgan Stanley’s fixed income department and earlier in his career in Morgan Stanley’s mergers and acquisitions department.  Mr. Blank graduated from Yeshiva University in New York City with a Bachelor’s degree in Finance. Mr. Blank has served on our board since July, 2005.

        Udi Ganani, age 57, has served on our board since July 2005. Dr. Ganani currently serves as Chairman of the board of TraceGuard Technologies Inc., (OTCBB:TCGD). The company is involved in explosive detection equipment for airports and other security facilities. He served as the chief executive officer of the company between 2006-2008. He is also the chief executive officer and president of Rabintex Industries Ltd. (TASE:RBNT). Rabintex deals with personal protection gear and army vehicles modifications. The company is based in Israel and in Detroit, MI. He is the chairman of the board of Bird Aerosystems Ltd. A private company that develops and supplies anti missiles protection systems for helicopters and fixed wing military and civilian aircrafts. He is the chairman of the public committee for Aerospace & Defense & HLS in the Israeli Export Institute. He served as the Chief Executive Officer of Israel Military Industries from 2002-2005. Prior to that he served in various senior positions in Rafael Armament Development Authority, the last of which was as Vice President of Marketing and Business Development from 1997-2002. Dr. Ganani headed the rocket motors development group in Rafael between 1986 to 2001. He also served as a visiting professor of Chemical Engineering at UC Davis, CA (1984-1985). Dr. Ganani holds a Doctorate of Science in chemical engineering from Washington University, St. Louis, MO (1984) and a Bachelor of Science in Chemical Engineering from the Technion  – Israel Institute of Technology in Haifa, Israel (1973).

        Amiram Levinberg, age 54, co-founded our company and served as a director on our board since its inception and until April 2004. Since July 18, 2005, Mr. Levinberg has served as our Chairman of the Board and Chief Executive Officer. From July 1995 and until April 15, 2003, he served as our President. Until 2002, Mr. Levinberg also served as our Chief Operations Officer. Until July 1995, he served as our Vice President of Engineering. In this capacity, he supervised the development of the OneWay and Skystar Advantage VSATs. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg holds a B.Sc. in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications from the Technion – Israel Institute of Technology. Mr. Levinberg serves as an independent director on board of Orkit Communications Ltd. (NASDAQ: ORCT), an Ethernet transport solutions provider, Cardboard Industries and Kargal, a cardboard manufacturer in Israel.

        Karen Sarid, age 58, has served on our board since July, 2005. Karen Sarid has served as the President and General Manager of Syneron Medical Israel, since May 2009. Ms. Sarid served as the CFO and COO of Galil Medical and General Manager of Galil Medical Israe,l from 2007 to 2009. Galil Medical is a medical device company that develops a cryotherapy platform. Prior to that and from 2005, Ms. Sarid served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on radiography systems for the digital x-ray market. From September 2000, Ms. Sarid held the position of Chief Operating Officer and Chief Financial Officer at Orex Computed Radiography Ltd. From September 1999 until September 2000, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on the NASDAQ Stock Market. Ms. Sarid was Chief Financial Officer of LanOptics Ltd., now known as EZchip Semiconductor Ltd. (NASDAQ: EZCH) from 1993 through 1996. Ms. Sarid also currently serves as a director of EZ Chip and Oridion Systems Ltd. Ms. Sarid holds a B.A. degree in Economics and Accounting from Haifa University, and was awarded the Chief Financial Officer of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

        Izhak Tamir, age 56, has served on our board since July, 2005. Mr. Tamir, a co-founder of Orckit, has been President and a Director of Orckit since its founding in 1990. He currently serves as Chairman of the Board of Orckit. Mr. Tamir served as a Director of Scopus Video Networks from 2005 until 2007. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion – Israel Institute of Technology and an M.B.A. from Tel Aviv University. Mr. Tamir has been Chairman of the Board of Directors of Tikcro Technologies Ltd. since January 2000 and was its Chief Executive Officer from August 2003 to December 2007.

PROPOSAL NO. 2

        At the meeting, the board of directors will propose that the following resolution be adopted:

“RESOLVED, that the re-nomination of each of the nominees to the board of directors, as presented to the Meeting of Shareholders and described in the Company’s Proxy Statement be, and hereby is, approved.”

Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

III.	EXTENTION OF THE EMPLOYMENT AGREEMENT OF OUR CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS, MR AMIRAM LEVINBERG

        Mr. Amiram Levinberg, our chairman of the Board of Directors and Chief Executive Officer is a party to an employment agreement with us which expired in July 2009. Under this employment agreement, Mr. Levinberg is entitled to (a) a salary of NIS 100,000 per month; (b) a “transaction bonus” equal to 0.82% of our market value in a transaction of series of related transactions following which a company, person or a group of persons or companies acting together will purchase from our shareholders, in a bona fide arms length transaction, 50% or more of our then outstanding share capital, subject to Mr. Levinberg complying with certain prior conditions; and (c) participate in our annual bonus plan, subject to the specific approval of the shareholders. In addition, pursuant his July 2005 employment agreement, which was entered into when he rejoined our company, Mr. Levinberg holds options to purchase 915,000 of our ordinary shares at an exercise price of $5.77 per share. These options are fully vested and include a term pursuant to which if Mr. Levinberg’s employment is terminated for any reason other than “for cause” including the end of the term of his agreement, the options shall remain exercisable for a period of eighteen months.

In addition, on December 30, 2008, Mr. Levinberg was granted options to purchase 300,000 of our ordinary shares at an exercise price of $4.00 per share. These options vest over a three year period. The compensation committee of our board of directors, the audit committee and the board of directors have recommended that the option agreement be clarified in such a manner that, if Mr. Levinberg’s employment is terminated for any reason other than “for cause” including the end of the term of his agreement, the options granted on December 30, 2009 will remain exercisable for a period of eighteen months.

Under the Companies Law, arrangements regarding the compensation of directors, including in their capacity as officers of the Company, are required to be approved by the audit committee, board of directors and shareholders, in that order. On November 1, 2009, our Compensation Committee, Audit Committee and Board of Directors, excluding Mr. Levinberg, who excused himself from the deliberation and voting due to his personal interest in this manner, approved the extension of the employment agreement of Mr. Levinberg for two additional years, under the same terms as then currently in effect (without any additional grant of options). You are now being asked to approve such extension of the employment agreement of Mr. Levinberg, under the same terms described in the foregoing paragraph, including the additional term relating the 300,000 options granted to him in December 2008, such that if Mr. Levinberg’s employment is terminated for any reason other than “for cause” including the end of the term of his employment agreement, the options will remain exercisable for a period of eighteen months.

Since January 1, 2009, as part of the Company’s cost-cutting efforts, Mr. Levinberg has voluntarily reduced his salary by 15%, without derogating from his social benefits. This reduction has continued on a month-to-month basis at Mr. Levinberg’s sole discretion.

PROPOSAL NO. 3

        The board of directors has proposed that the following Ordinary Resolution be adopted:

“RESOLVED, to ratify the extension of the employment agreement between Gilat and our Chief Executive Officer and Chairman of the Board of Directors, Mr. Amiram Levinberg, for an additional two years until December 31, 2011, under the same terms as currently in effect and to clarify the terms of his option grant from December 30, 2008 in the manner described in this Proxy Statement .”

        Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

IV.	ADDITIONAL INFORMATION

Principal Shareholders

        The following table sets forth certain information with respect to the beneficial ownership of ordinary shares as of October 31, 2009 (including options exercisable within 60 days) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all directors and officers as a group. The information in this table is based on 40,217,430 ordinary shares outstanding as of October 31, 2009. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding

York Capital Management(1)	8,070,563	20.1%
Mivtach Shamir Finance Ltd. (2)	2,216,945	5.5%
Renaissance Technologies LLC (3)	2,163,894	5.4%
Migdal Insurance & Financial Holdings Ltd.(4)	2,003,812	5.0%
All officers and directors as a group
(11 persons)(5)	2,508,202	6.2%

(1)	Based on a Schedule 13D filed on December 20, 2006, the shares are directly owned by or allocated for the benefit of (i) York Capital Management, L.P., a Delaware limited partnership; (ii) York Investment Limited, a corporation established in the Commonwealth of the Bahamas; and (iii) York Credit Opportunities Fund, L.P., a Delaware limited partnership. These three entities are part of a family of pooled investment vehicles managed by JGD Management Corp., a Delaware corporation doing business as York Capital Management. The sole shareholder of JGD is James G. Dinan. Dinan Management is the general partner of York Capital Management L.P. and James G. Dinan and Daniel A. Schwartz are the controlling members of Dinan Management. York Offshore Limited is the investment manager of York Investment Limited. The controlling principal of York Offshore Limited is James G. Dinan. Daniel A. Schwartz is a director of York Offshore Limited. York Credit Opportunities Domestic Holdings is the general partner of York Credit Opportunities. James G. Dinan and Daniel A. Schwartz are the controlling members of York Credit Opportunities Domestic Holdings. The principal business address of each of these entities and individuals is c/o York Capital Management, 767 Fifth Avenue, 17th Floor, New York, New York, 10153.

(2)	Based on a Schedule 13D filed on July 28, 2005. Mr. Meir Shamir and Ashtrom Industries Ltd. share voting and dispositive power with respect to the shares held by Mivtach Shamir Holdings Ltd. The address of Mivtach Shamir Holdings Ltd. is Beit Sharvat, 4 Kaufman St., Tel Aviv 68012, Israel.

(3)	Based on a Schedule 13G filed on February 13, 2009, Renaissance Technologies LLC and Mr. James H. Simons share ownership with respect to the shares held by Renaissance Technologies LLC because of Dr. Simons position as control person of Renaissance Technologies LLC. The address of Renaissance Technologies LLC is 800 Third Avenue, New York, New York.

(4)	Based on a Schedule 13G filed on February 9, 2009, The 2,003,812 shares reported in the Schedule as beneficially owned by Migdal Insurance & Financial Holdings Ltd. are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Reporting Person, according to the following segmentation: 1,028,327 shares are held by Profit participating life assurance accounts; 895,868 Ordinary Shares are held by Provident funds and companies that manage provident funds and 79,617 shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. The address of Migdal Insurance & Financial Holdings Ltd is 4 Efal Street; P.O. Box 3063; Petach Tikva, 49512, Israel.

(5)	Includes options that are currently exercisable or are exercisable within 60 days that are held by our directors and executive officers.

V.	OTHER BUSINESS

        The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

December 30, 2009

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at www.gilat.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

” Please detach along perforated line and mail in the envelope provided. ”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 THROUGH 3. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
				FOR	AGAINST	ABSTAIN
		(1)	RESOLVED, that Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, be, and they herby are, reappointed as independent auditors for the Company until the next annual general meeting of the company’s shareholders; and that the audit committee of the board of directors of the Company be, and it hereby is, authorized to determine the compensation of the independent auditors.	☐	☐	☐

		(2)	RESOLVED, that the re-nomination of each of the nominees to the board of directors, as presented to the Meeting of Shareholders and described in the Company’s Proxy Statement be, and hereby is, approved.
			Jeremy Blank	☐	☐	☐
			Udi Ganani	☐	☐	☐
			Amiram Levinberg	☐	☐	☐
			Karen Sarid	☐	☐	☐
			Izhak Tamir	☐	☐	☐
		(3)	RESOLVED, to ratify the extension of the employment agreement between Gilat and our Chief Executive Officer and Chairman of the Board of Directors, Mr. Amiram Levinberg ,for additional two years until December 31, 2011, under the same terms as currently in effect and to clarify the terms of his option grant from December 30, 2008 in the manner described in this Proxy Statement.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

GILAT SATELLITE NETWORKS LTD.
PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 30, 2009

        KNOW ALL MEN BY THESE PRESENT that the undersigned hereby constitutes and appoints Ms. Rachel Prishkolnik as the attorney and proxy of the undersigned, with full power of substitution to appear and to vote all of the Ordinary Shares of Gilat Satellite Networks Ltd. (the “Company”) registered in the name of the undersigned, at the Annual General Meeting of Shareholders of the Company which will be held in Israel at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel on December 30, 2009 at 11:00 a.m. local time, and at any adjournments thereof, for the purposes described in the accompanying Proxy Statement and Notice.

Upon being returned, signed and dated, all shares represented by this Proxy Card will be voted as indicated by the shareholder on the reverse side. IN THE ABSENCE OF SUCH INDICATION, THE RETURNED AND SIGNED PROXY WILL BE VOTED “FOR” EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GILAT SATELLITE NETWORKS LTD.

Only proxies received by the Company no later than 12:00 p.m., New York City time on December 28, 2009, will be deemed received in a timely fashion and the votes therein shall be recorded.

(Continued and to be signed on the reverse side)